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December 21, 2006

Ms. Hanna T. Teshome

Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	HSBC Funding (USA) Inc. V (the “Depositor”)

HSBC Private Label Credit Card Master Note Trust (USA) I (the “Issuing Entity”)

Form S-3 Registration Statement No. 333-138404, Amendment No. 2

Dear Ms. Teshome:

In connection with the above matter, enclosed is a copy of an amended registration statement (“Registration Statement”) that was filed today on behalf of the above referenced registrant.

In compliance with 17 CFR § 230.472, et seq., we have also enclosed, in a separate envelope, eleven (11) copies of the Registration Statement, three (3) of which are unmarked copies that include all exhibits and documents filed in connection therewith, three (3) of which are unmarked copies that do not include the additional documents, attached as exhibits, and five (5) of which are marked copies to reflect changes from the Depositor’s Amendment No. 1 to the Registration Statement on Form S-3 filed on December 7, 2006 under Registration No.: 333-138404, that do not include the additional documents, attached as exhibits.

It is our understanding that the Staff has no further comments on the Registration Statement. We hereby request effectiveness of the Registration Statement as of your earliest convenience. As requested by the Staff, on behalf of the Depositor, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Depositor from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Ms. Hanna T. Teshome
December 21, 2006

•	the Depositor may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

We appreciate the consideration your branch has shown in reviewing the Depositor’s submission. Please do not hesitate to contact me at 212.547.5663 if you or any other member of the Staff has any questions.

Very truly yours,

/s/ Evan B. Kelson

Evan B. Kelson

Attachment

cc:    HSBC Finance Corporation

      Mr. Steven Smith

      Patrick D. Schwartz, Esq.

      Ms. Cheryl Steffens

      Victoria F. Stach, Esq.

      Joan S. Vander Linde, Esq.

cc:    McDermott Will & Emery LLP

      Peter Humphreys, Esq.